September 1, 2005


Mail Stop 4561

      VIA U.S. MAIL AND FAX (480) 505-0071

Digamber Naswa
Chief Financial Officer
WWA Group, Inc.
2465 West 12th Street
Suite 2
Tempe, AZ  85281

Re:	WWA Group, Inc.
	Form 10-KSB for the year ended December 31, 2004
      Filed April 15, 2005
      File No. 0-26927

Dear Mr. Naswa:

      We have reviewed your filing and have the following comments.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB

General

1. We note the statement on page 11 of your Form 10-KSB that you "estimate that as much as 40% of the equipment sold at the Daubai auctions in 2004 was destined for Iran." Please discuss for us whether, and the extent to which, you have actual knowledge of equipment sold at your Daubai auction being delivered into Iran, including the facts that lead you to conclude that up to 40% of the equipment sold at that auction in 2004 went into Iran. Describe the type and value of the equipment delivered into Iran; the identity of the purchasers, including whether, to your knowledge, they are agencies of, or controlled by, the government of Iran; and your relationship to the purchasers. Please provide the same type of information regarding sales into Iran through any of your other auctions, and sales through any of your auctions into other countries identified by the U.S. State Department as state sponsors of terrorism.

2. With a view to disclosure, please describe any U.S. licensing or other regulatory requirements applicable to your operations with respect to sales you know or believe are destined for Iran or any other country that is identified by the U.S. State Department as a state sponsor of terrorism. Your answer should include any licensing or other regulatory requirements applicable to your operations in any such country that is also subject to sanctions administered by the Treasury Department`s Office of Foreign Assets Control. Please include in your description any approvals, discussions or correspondence with OFAC or other U.S. agencies regulating sales into countries that are U.S. State Department-identified state sponsors of terrorism.

3. We note the equipment sales that you believe were destined for Iran and the fact that Iran is subject to OFAC-administered economic sanctions and is identified as a state sponsor of terrorism by the U.S. State Department. With a view to disclosure, please describe for us the nature and extent of your current and previous operations in, or direct or indirect contacts with, Iran, including through distributors, consignors and auction participants. If you believe that equipment sold was destined for State Department-identified state sponsors of terrorism other than Iran, please supplement your response with a similar discussion with respect to any other such countries. In your response, please address the materiality of any such operations, contacts or arrangements and your view as to whether they constitute a material investment risk for your security holders.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

4. Please describe for us whether any of the transportation or industrial equipment sold through your auctions have a military purpose or, to the best of your knowledge, understanding and belief, can be put to military use.

Organization and Significant Accounting Policies, page F-8

5. Please tell us why realized and unrealized foreign exchange differences arising on translation are recognized in the income statement. If you have determined that the functional currency of your entity is the United Arab Emirates Dirham and your reporting currency is the U.S. Dollar, you would translate your financial statements into U.S. Dollar and translation adjustments are not included in the determination of net income but are reported separately and accumulated in a separate component of equity. For reference see SFAS 52.



*    *    *    *


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
551-
3446 or me, at (202) 551-3486 if you have questions.

						Sincerely,



Daniel L. Gordon
Accounting Branch Chief
WWA Group, Inc.
September 1, 2005


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